Exhibit 99.1

SUZANO S.A.

Publicly-held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

(“Meeting”)

1.            Date, Time and Place: December 12, 2019, at 2:45 p.m., at the branch of Suzano S.A. (“Company” or “Suzano”) located at Avenida Brigadeiro Faria Lima, 1355, 8º andar, in the city of São Paulo, State of São Paulo, CEP 01452-919, the Board of Directors held a meeting.

2.            Call Notice and Attendance: The following Board Members attended the Meeting: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman), Daniel Feffer (Vice Chairman), Antonio de Souza Corrêa Meyer (Board Member), Jorge Feffer (Board Member), Maria Priscila Rodini Vansetti Machado (Board Member), Nildemar Secches (Board Member), Rodrigo Kede de Freitas Lima (Board Member) and Ana Paula Pessoa (Board Member).

3.            Chairman and Secretary: Mr. David Feffer chaired the meeting and Mr. Vitor Tumonis was the secretary.

4.            Agenda: To resolve on: (i) the election of the members of the Company’s Statutory Executive Board; and (ii) the appointment of the other Executive Officers and Functional Officers, both pursuant to Article 14 (s) of the Company’s Articles of Incorporation.

5.            Minutes in Summary Form: The Board Members unanimously resolved to draw up the minutes in summary form.

6.            Resolutions: After analyzing and discussing the matters on the agenda, the Directors present, unanimously and without exception, decided:

6.1.         To approve the reelection of the following members of the Company’s Statutory Executive Board for a term of office of one (01) year from January 14, 2020:

(i)                          as Chief Executive Officer Mr. WALTER SCHALKA (CPF/MF (Individual Taxpayer Registration Number) No. 060.533.238-02 | ID No. 6.567.956-8 SSP/SP), Brazilian, married, engineer;

(ii)                      as Executive Officer - Pulp Operations, responsible for the pulp, engineering and energy industrial operations, Mr. AIRES GALHARDO (CPF/MF (Individual

(continuation of the minutes of the Meeting of the Board of Directors of Suzano SA, held on 12.12.2019 at 2:45 p.m.)

Taxpayer Registration Number) No. 249.860.458-81 | ID No. 24.854.223-0 SSP/SP), Brazilian, married, business manager;

(iii)                  as Executive Officer - Forestry, responsible for the forest area, Mr. ALEXANDRE CHUERI NETO (CPF/MF (Individual Taxpayer Registration Number) No. 022744468-06 | ID No. 10869463 SSP/SP), Brazilian, divorced, forest engineer;

(iv)                   as Executive Officer — Pulp Transactions, responsible for the commercial operations of pulp, logistics and supplies, Mr. CARLOS ANÍBAL FERNANDES DE ALMEIDA JR (CPF/MF (Individual Taxpayer Registration Number) No. 910.169.166-04 | ID No. M-4.379.898 SSP/MG), Brazilian, married, engineer;

(v)                       as Executive Officer - People & Management, responsible for the human resources, communication, strategy, information technology and digital areas, Mr. CHRISTIAN ORGLMEISTER (CPF/MF (Individual Taxpayer Registration Number) No. 165.972.718-90 | ID No. 15.528.591-9 SSP/SP), Brazilian, married, production engineer;

(vi)                   as Executive Officer - Research & Development, responsible for the research and development areas, Mr. FERNANDO DE LELLIS GARCIA BERTOLUCCI (CPF/MF (Individual Taxpayer Registration Number) No. 563.952.646-72 | ID No. M-341408 SSP/MG), Brazilian, married, engineer;

(vii)               as Executive Officer - Paper, responsible for the paper business unit, Mr. LEONARDO BARRETTO DE ARAUJO GRIMALDI (CPF/MF (Individual Taxpayer Registration Number) No. 650.128.445-72 | ID No. 337.977.07 SSP/SP), Brazilian, married, business manager; and

(viii)           as Executive Officer - Finance and Investor Relations, responsible for the finance and investor relations areas, Mr. MARCELO FERIOZZI BACCI (CPF/MF (Individual Taxpayer Registration Number) No. 165.903.168-05 | ID No. 18.153.504 SSP/SP), Brazilian, married, business manager.

6.2.         Due to the approval of resolutions 6.1 and 6.2 above, the composition of the Statutory Executive Board shall be as follows: (i) Mr. WALTER SCHALKA, as Chief Executive Officer; (ii) Mr. AIRES GALHARDO, as Executive Officer - Pulp Operations; (iii) Mr. ALEXANDRE CHUERI NETO, as Executive Officer - Forestry; (iv) Mr. CARLOS ANÍBAL FERNANDES DE ALMEIDA JÚNIOR, as Executive Officer - Pulp Transactions; (v) Mr. CHRISTIAN ORGLMEISTER, as Executive Officer - People & Management; (vi) Mr. FERNANDO DE LELLIS GARCIA BERTOLUCCI, as Executive Officer - Research & Development; (vii) Mr. LEONARDO BARRETTO DE ARAUJO GRIMALDI, as Executive Officer - Paper; and (viii) Mr. MARCELO FERIOZZI BACCI, as Executive Officer - Finance and Investor Relations.

6.2.1.      It is recorded that all the members hereby elected to compose the Statutory Executive Board of the Company pursuant to item 6.1. above, (x) are residents and domiciled in the city of São Paulo, State of São Paulo, with business address at Av. Brigadeiro Faria Lima, 1355, 7º andar, Bairro Pinheiros, CEP 01.452-919, (y) shall take office on January 14, 2020 by signing their respective Terms of Office and adhering to the arbitration clause referred to in Article 40 of the Novo Mercado Regulations; and (z) are not subject to any of the impediments provided for by law.

6.3.         To approve the appointment and reelection, as applicable, of the following Executive Officers, pursuant to Article 14 (s) of the Company’s Bylaws, with a term of office of one (1) year from January 14, 2019:

(i)                          as Executive Officer - Consumer Goods, responsible for consumer goods, Mr. LUIS RENATO COSTA BUENO (CPF/MF (Individual Taxpayer Registration Number) No. 922.321.326-68 | ID No. M-6.089.284), Brazilian, married, mechanical engineer;

(ii)                      as Executive Officer - Sustainability, responsible for the sustainability area, Ms. MARIA LUIZA DE OLIVEIRA PINTO AND PAIVA (CPF/MF (Individual Taxpayer Registration Number) No. 129.079.488-06 | ID No. 10787341-2 SSP/SP), Brazilian, married, psychologist;

(iii)                  as Executive Officer - Relations and Legal Management, responsible for the legal and corporate relations areas, Mr. PABLO FRANCISCO GIMENEZ MACHADO (CPF/MF (Individual Taxpayer Registration Number) No. 271.385.948-44 | ID No. 28.209.659-0 SSP/SP), Brazilian, married, lawyer; and

(iv)                   as Executive Officer - New Business, responsible for the new business area, Mr. VINICIUS NONINO (CPF/MF (Individual Taxpayer Registration Number) under No. 138.815.728-48 | ID No. 20.664.102-3 SSP/SP) Brazilian, married, business manager.

6.3.1.     It is recorded that all Executive Officers hereby elected under item 6.5 above, (x) are resident and domiciled in the city of São Paulo, State of São Paulo, with their business address at Av. Brigadeiro Faria Lima, 1355, 7º andar, Bairro Pinheiros, CEP 01.452-919, (y) shall take office on January 14, 2020, and (z) are not subject to any of the impediments provided for by law.

6.4.         To approve the appointment and reelection, as applicable, of the following Functional Officers, pursuant to Article 14 (s) of the Company’s Articles of Incorporation, with a term of office of one (1) year from January 14, 2020:

(i)                          To the Marketing Department - Consumer Goods, Ms. KETY ADRIANA GONZALEZ DE AVILA (CPF/MF (Individual Taxpayer Registration Number) No. 232.121.398-11 | RNE No. V449325-Y), Venezuelan, married, engineer;

(ii)                      To the Forestry Operations Department — South, Mr. CAIO EDUARDO ZANARDO (CPF/MF (Individual Taxpayer Registration Number) No. 275.674.548-07 | ID No. 29.574.713-4 SSP/SP), Brazilian, married, forest engineer;

(iii)                  To the Forestry Operations Department — North, Mr. DOUGLAS SEIBERT LAZARETTI (CPF/MF (Individual Taxpayer Registration Number) No. 000.736.650-70 | RG No. 20.643.036-51 SSP/RS), Brazilian, married, engineer;

(iv)                   To the Paper Commercial Operations Department, Mr. GUILHERME MELHADO MIRANDA (CPF/MF (Individual Taxpayer Registration Number) No. 321.980.108-01 | ID/SP No. 43.743.771-1), Brazilian, married, business manager;

(v)                       To the Pulp industrial Department - North, Mr. JOSÉ ALEXANDRE DE MORAES (CPF/MF (Individual Taxpayer Registration Number) No. 052.779.948-31 | ID No. 13.212.732 SSP/SP), Brazilian, married, engineer;

(vi)                   To the Treasury, Mr. JÚLIO CESAR MACIEL RAMUNDO (CPF/MF (Individual Taxpayer Registration Number) No. 003.592.857-32 | ID No. 69.791.523 IFP/RJ), Brazilian, married, economist;

(vii)               To the Engineering Department, Mr. JÚLIO CÉSAR RODRIGUES DA CUNHA (CPF/MF (Individual Taxpayer Registration Number) No. 611.587.126-34 | ID No. 13.595.003-x SSP/SP), Brazilian, single, engineer;

(viii)           To the Commercial Department - Consumer Goods, Mr. MARCOS PAULO LUPIANHES (CPF/MF (Individual Taxpayer Registration Number) No. 168.327.698-14 | ID 25.789.800-1), Brazilian, married, civil engineer;

(ix)                   To the Audit Department, Mr. MARIANO ZAVATTIERO (CPF/MF (Individual Taxpayer Registration Number) No. 213.154.408-14 | RNE W381634-0 CGPI/DIREX/DFP), Argentine, living in a domestic partnership, accountant;

(x)                       To the Financial Planning Department, Mr. PAULO DE OLIVEIRA BORREGO (CPF/MF (Individual Taxpayer Registration Number) under No. 214.179.568-01 | ID No. 25.714.552-7 SSP/SP); Brazilian, married, manager;

(xi)                   To the Pulp Industrial Department - South, Mr. PAULO RICARDO PEREIRA DA SILVEIRA (CPF/MF (Individual Taxpayer Registration Number) No. 347,892,940-72 | ID No. 5.014.825.854 SSP/RS), Brazilian, married, chemical engineer;

(xii)               To the Information Technology Department, Mr. ANDELANEY CARVALHO DOS SANTOS (CPF/MF (Individual Taxpayer Registration Number) No. 960.933.747-34 | ID No. 06.085.676-2 SEPC/RJ), Brazilian, divorced, manager;

(xiii)           To the Controllership Department, Mr. VITOR TUMONIS (CPF/MF (Individual Taxpayer Registration Number) No. 328,677,308-56 | ID No. 34,831,278-7 SSP/SP), Brazilian, married, business manager; and

(xiv)            To the Logistics and Procurement Department, Mr. WELLINGTON ANGELO LOUREIRO GIACOMIN (CPF/MF (Individual Taxpayer Registration Number) No. 719.996.207-04 | ID No. 549.423 SPTC/ES), Brazilian, married, engineer.

6.4.1.     It is recorded that all Functional Officers hereby elected under item 6.6 above, (x) are resident and domiciled in the city of São Paulo, State of São Paulo, with their business address at Av. Brigadeiro Faria Lima, 1355, 7º andar, Bairro Pinheiros, CEP 01.452-919, (y) shall take office on January 14, 2020, and (z) are not subject to any of the impediments provided for by law.

7.            Closing: There being no further business, the Meeting was ended. The minutes of the Meeting were prepared, read and approved by all the attending Board Members. Signatures. Board: David Feffer - Chairman; Vitor Tumonis - Secretary. Board Members David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman), Daniel Feffer (Vice Chairman), Antonio de Souza Corrêa Meyer (Board Member), Jorge Feffer (Board Member), Maria Priscila Rodini Vansetti Machado (Board Member), Nildemar Secches (Board Member), Rodrigo Kede de Freitas Lima (Board Member) and Ana Paula Pessoa (Board Member).

These minutes are a true copy of the original drawn up in the proper book.

São Paulo, SP, December 12, 2019.

Vitor Tumonis
Secretary